SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date: December 28, 2004

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha'am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd-Private Offer of Stock Options to Employees

RoboGroup T.E.K. Ltd. (the “Company”) announces a non-substantial private offering of options to 8 employees of the
Company (the “Offer”).

1.	Terms and conditions of the Securities Offered

1.1	The options are offered under the Company’s 2002 Stock option plan (“Employee Plan” or “Option Plan”), dated December 17, 2002. The main terms and conditions of the Offer will be as set forth in the Option Plan, and as amended by law.

1.2	Pursuant to the Offer, the Company will offer to the 8 employees (the “Optionees”) a total amount of 27,000 options, which are exercisable into 27,000 ordinary shares, par value NIS 0.5 of the Company (the “Options”). None of the Optionees is an interested party of the Company and will not become interested party as a result of the allocation and the exercise of the Options.

1.3	Assuming that all the Options offered under the Option Plan are exercised, the shares resulting from the exercise of the Options (the “Shares”) will comprise 0.24% of the issued and paid-up capital of the Company and 0.21% of the issued and paid-up capital of the Company, on a fully diluted basis.

1.4	The Options were allotted to a trustee, Adv. Gil Lavron, on March 13, 2003 pursuant to the Option Plan.

1.5	Each Option authorizes the grant to the Optionee of the right to purchase one ordinary share, par value NIS 0.5, of the Company, subject to adjustments as described in the Employee Plan, by payment in cash the exercise price of $0.739 (the “Exercise Price”). The Exercise Price was based on the average of the closing price of the Company’s ordinary shares on the Nasdaq SmallCap Market, for the 30 trading days prior to the date of the resolution of the Company’s board of directors regarding the Offer.

1.6	The Shares will have the same rights as the existing ordinary shares of the Company and will entitle their holders to the full cash dividend and any other distributions, including distributions of bonus shares, if the date of determination of the rights for such dividend or distribution occurs on or after the date of allotment thereof.

1.7	Each of the Optionees will be entitled to exercise the Options allotted to him, or her, in five installments, in accordance with the following dates, without deviating from the lock up provisions that apply to the Options pursuant to Section 102 of the Israeli Income Tax Ordinance.

-	20% of the Options will become exercisable on January 1, 2005 until the end of the exercise period.
-	20% of the Options will become exercisable on January 1, 2006 until the end of the exercise period.
-	20% of the Options will become exercisable on January 1, 2007 until the end of the exercise period.
-	20% of the Options will become exercisable on January 1, 2008 until the end of the exercise period.
-	20% of the Options will become exercisable on January 1, 2009 until the end of the exercise period.

Each Optionee will be entitled to exercise the Options alloted to him or her over the said five periods as detailed above.

1.8	After the Options vest, each Offeree will be entitled to exercise the Options allotted to him or her, subject to the conditions set forth below, until December 31, 2012 (the “End of the Exercise Period”).

2.	The Options are not registered for trading on a stock exchange.

3.	Consideration.
The Options will be allotted for no consideration.

4.	Agreements concerning the Company’s securities.

To the best of the Company’s knowledge, and as confirmed by the Optionees, none of the Optionees have agreements, written or oral, with another shareholder of the Company, or with each other, or with others, regarding the purchase or sale of securities of the Company or relating to voting rights therein.

5.	Preventing and limiting actions in the Offered securities.

a.	Options granted under the Offer shall not be transferable by optionees, and cannot be endorsed or waived in favor of others, including in favor of other employees, other than by will or the laws of descent and distribution, or to a guardian in case of loss of legal capacity.

b.	The Options will be exercisable in the next five years, in five equal installments according to the entitlement dates set forth in section 1.7 above.

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c.	The Options will be held by a trustee, for a period of not less then 24 months from the date set by the Tax Authority office (the “Lock-up Period”). The release of the Options or/and the exercised shares will be made in accordance with the provisions of the Income Tax Regulations (Tax Relieves for Stock Issued to Employees), 2003.

d.	The Optionees will not be allowed to offer the Shares for trading on the Tel-Aviv Stock exchange without publishing a prospectus, approved by the Israeli Securities Authority in the periods mentioned below:
1.	During 6 months period from the date of the Offer.
2.	During additional period of 6 subsequent quarters, if one of the following terms is satisfied: (i) the volume of shares offered in each trading day in the stock exchange will be greater than the daily average of the trade in the Company’s ordinary shares for a period of eight weeks prior the day of the Offer. (ii) The ordinary shares offered in each quarter, will be more than 1% of the issued and paid-up capital of the Company at the day of the Offer.

RoboGroup T.e.k Ltd.

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